EXHIBIT 99.1

Eltek Ltd. Announces Resignation of a Director

On February 29, 2012, Eltek Ltd. (the “Company”) received notice from its director Mr. Yaron Malka  that he is resigning as a member of the Board of Directors due to personal reasons, effective immediately. Mr. Malka had served as a director since May 2010.  Eltek thanks Mr. Malka for his service.